SECURITIES
SEC Mail Processing

JUN 29 2022

Washington, DC

22006782

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-28228

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Commerce Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

710 North Post Oak Road, Suite 400
(No. and Street)

Houston	TX	77024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George Gilman	(713) 613-2914	ggilman@comseccorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, George Gilman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Commerce Securities Corporation, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TRACI TICE
Notary Public, State of Texas
Comm. Expires 12-08-2023
Notary ID 124944784

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Commerce Securities Corporation

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

March 31, 2022

Commerce Securities Corporation

Independent Auditor's Opinion

For the Year-ended March 31, 2022

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director, Trustee and Shareholder of Commerce Securities Corporation

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Commerce Securities Corporation (the "Company") as of March 31, 2022, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas

June 13, 2022

We have served as the Commerce Securities Corporation's auditor since 2019.

Commerce Securities Corporation

Financial Statements

For the year ended March 31, 2022

Commerce Securities Corporation
Statement of Financial Condition
For the year ended March 31, 2022

ASSETS	
Cash and cash equivalents	$ 5,587
Investment in equity securities, at fair value	652,372
Furniture and equipment, net of accumulated depreciation of $12,713	-
Prepaid expense	1,148
Deferred federal income tax asset, net of valuation allowance of $5,588	5,588
Other assets	793
TOTAL ASSETS	$ 665,488
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 300
Deferred income tax liability	14,851
Total liabilities	15,151
Stockholders' equity	
Common stock; $1 par value; 1,000,000 shares authorized, 16,175 shares issued and 12,050 shares outstanding	16,175
Additional paid-in capital	150,641
Accumulated other comprehensive income, net of income tax payable of $24,647	116,793
Retained earnings	459,291
	742,900
Treasury stock, 4,125 shares at cost	(92,563)
Total stockholders' equity	650,337
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 665,488

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commerce Securities Corporation (the "Company") commenced operations in November 1982 and is a broker/dealer in securities pursuant to the rules and regulations of the Financial Industry Regulatory Authority, Inc. (f/k/a National Association of Securities Dealers, Inc.) and the Securities and Exchange Commission. The Company's primary business consists of private placement of securities, selling limited partnership units in primary distributions and consulting services related to mergers and acquisitions. During 2002, the Company formed a wholly-owned subsidiary, Commerce Capital Investments, Inc., whose purpose is to hold investments for Commerce Securities Corporation.

Principles of Consolidation – The consolidated financial statements include the accounts of Commerce Securities Corporation and its subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Investments – The Company's investment in marketable equity securities are classified as available-for-sale and are carried in the consolidated financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income. The securities are held in a margin account with a brokerage firm, the account allows the Company to take cash advances up to 50% of the securities value in the form of a margin loan. The loans carry an adjustable interest rate based on market conditions which approximates the prime rate. The Company incurred $22 of margin loan interest during the period ended March 31, 2022 which is included in operating expenses. At March 31, 2022 there were no margin loans outstanding.

Income Taxes – The Company uses the liability method of accounting for income tax in conformity with accounting principles generally accepted in the United States of America (GAAP). Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Uncertain tax positions are recognized in the financial statements only if that position is more-likely-than-not of being sustained upon examination by taxing authorities, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Also, for income tax reporting, unrealized gains and losses on available-for-sale marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold.

The Company files income tax returns in the U.S. federal jurisdiction, and one state jurisdiction. The Company is

no longer subject to U.S. federal and state examinations by tax authorities for years before 2019. At March 31, 2022, the Company's tax returns from March 31, 2019 to March 31, 2021 were open for review by federal and state taxing authorities.

State Margin Taxes – The Company is subject to the state of Texas margin tax, which applies to legal entities conducting business in Texas. The Company had no tax due for state margin taxes for the fiscal year ended March 31, 2022.

Furniture and Equipment – Furniture and equipment are stated at cost. The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the accelerated methods for income tax purposes. There was no depreciation expense recorded for the fiscal year ended March 31, 2022. Furniture and equipment were fully depreciated at March 31, 2015. Since then, no other assets were acquired.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include, but are not limited to, the estimate used in calculating the valuation allowance related to income taxes and the utilization of the net operating loss carryforward in future periods. Because of the inherent uncertainty in this estimate, it is at least reasonably possible that the estimate used will change in the near term.

Treasury Stock – Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. Gains and losses on subsequent reissuance of shares are credited or charged to additional paid-in capital in excess of par value using the average-cost method.

Fair Value Measurements – The Company adheres to the provisions of ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provisions did not have a material impact on the Company's financial position or results of operations.

Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

FASB issued Accounting Standards Update (ASU 2018-13) in 2018, which modifies disclosure requirements for assets and liabilities measured at fair value. This update was designed to improve the effectiveness of financial statements disclosures: eliminates several disclosures, simplifies others and adds new disclosures for public business entities. These changes are effective for fiscal years beginning after December 15, 2019, but early adoption is permitted. Adoption of these changes did not materially impact the Company's financial position and results of operations.
At March 31, 2022, the Company has Level 1 marketable securities which are measured at fair value on a recurring basis (*see Note 2*). Unrealized gains and losses are included in other comprehensive income, net of the related tax effect.

Adoption of New Accounting Standards – The Company has implemented all new accounting pronouncements and does not believe that there are any other new pronouncements that have been issued that may have a material impact on the financial statements.

NOTE 2 – INVESTMENT IN EQUITY SECURITIES

The cost and fair value of the Company's marketable securities classified as available-for-sale, which are valued using Level 1 inputs at March 31, 2022 are as follows:

	Cost	Unrealized Loss	Estimated Fair Value
Equity securities	$ 510,932	$ 141,440	$ 652,372

NOTE 3 – INCOME TAXES

The components of income tax expense were as follows for the period ended March 31, 2022:

Federal	$ -
State	-
Deferred	(1,625)
Total income tax expense (benefit)	$ (1,625)

The difference between the federal statutory income tax rate and the effective tax rate is primarily due to accrual differences and nondeductible expenses on the tax return, as well as the use of blended tax rates for the Company's fiscal year-end March 31, 2022.

The Tax Cut and Jobs Act (TCJA) of 2017 reduced the top corporate income tax rate from 35 percent to 21 percent flat rate, thus eliminating the graduated corporate rate schedule. This new rate was effective for tax year ended after December 31, 2017. For corporations with a fiscal year-end, the Act mandated that Federal income tax be calculated using a blended rate made of the enacted tax rate for part of the year prior to December 31, 2017 and the new flat rate effective for the part of the year after December 31, 2017.

Additionally, NOLs for taxable years beginning after December 31, 2017, can only be carried forward and offset 80% of Federal taxable income. Due to CARES Act, for years prior to December 31, 2020, the 80% taxable income offset has been eliminated and the 5-year carryback of NOL's generated in 2018 through 2020 has been reinstated. After January 1, 2021, NOL's can only be carried forward and the 80% Federal taxable income limitation applies again.

Deferred tax assets and liabilities consisted of the following at March 31, 2022:

Deferred tax asset:		
Net operating loss carryforward, net of valuation allowance of $5,588	$	5,588
Unrealized losses on available-for-sale securities, net of allowance of $0		-
Total deferred tax asset	$	5,588
Deferred tax liabilities:		
Change in basis of fixed assets	$	-
Unrealized gains on available-for-sale securities, net of allowance of $0		14,851
Total deferred tax liabilities	$	14,851
Net deferred tax asset	$	(9,263)

As of March 31, 2022, the Company has a net operating loss (NOL) carryforward of approximately $53,224, resulting in a tax benefit of $11,177. Federal NOL carryforwards generated before March 31, 2018 begin expiring in 2027. NOL's generated after March 31, 2018 carryforward indefinitely.

The New Tax Act, signed into law on December 22, 2017 made significant changes to the Internal Revenue Code. In addition, to a corporate tax rate decrease from a maximum 35% to a 21% flat rate effective after December 31, 2017, the NOL carryforward period for new NOLs changed from 20 succeeding taxable years to an indefinite period. Also, with the elimination of the alternative minimum tax, NOLs generated after the enactment, can offset more than 50% of Federal taxable income. Since the Company is using the asset and liability method of accounting for income taxes and because deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which temporary differences are expected to reverse, the Company is revaluing the deferred tax liabilities and deferred tax assets, as well as evaluating whether a valuation allowance is needed for deferred tax assets, on an annual basis. For the fiscal year ended March 31, 2022, the Company considers a 50% valuation allowance for the deferred assets as being adequate.

NOTE 4 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of March 31, 2022, the Company had not entered into any subordinated loan agreements.

NOTE 5 – GUARANTEES, COMMITMENTS AND CONTINGENCIES

As of March 31, 2022, the Company had not provided any guarantees and did not have any commitments and contingencies to report.

NOTE 6 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At March 31, 2022, the Company had computed regulatory net capital of $528,561 which exceeded its required net capital of $5,000 by $523,561. The Company's aggregate indebtedness to net capital ratio was 0.06% at March 31, 2022.

NOTE 7 – CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation. Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At March 31, 2022, the Company did not hold any operating cash in excess of federally insured amounts.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 13, 2022, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.